Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

April 30, 2014

Dear member,

You are cordially invited to attend the 33rd Annual General Meeting of the members of Infosys Limited ('the Company') to be held on Saturday, June 14, 2014 at 3:00 p.m. IST at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India.

The Notice of the meeting, containing the business to be transacted, is enclosed herewith. As per Section 108 of the Companies Act, 2013, read with Rule 20 of the Companies (Management and Administration) Rules, 2014, the Company is pleased to provide its members the facility to cast their vote by electronic means on all resolutions set forth in the Notice. The instructions for e-voting are enclosed herewith.

Very truly yours,

Narayana Murthy
Executive Chairman of the Board

Enclosures:
1. Notice to the 33rd Annual General Meeting
2. Instructions for e-voting
3. Proxy form
4. Attendance slip
5. Route map to the venue of the AGM

Note: Attendees who are differently-abled and require assistance at the Annual General Meeting are requested to contact:
Charles Henry Hawkes, Vice President and Regional Head – Facilities, Infosys Limited, Electronics City, Hosur Road, Bangalore 560 100, India, Tel: 91 80 2852 0261 Ext: 2250, Mobile: 91 98450 15990

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bangalore 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362

investors@infosys.com
www.infosys.com

Notice to the 33rd Annual General Meeting

Notice is hereby given that the 33rd Annual General Meeting (AGM) of members of Infosys Limited will be held on Saturday, June 14, 2014, at 3:00 p.m. IST at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India, to transact the following business:

Ordinary business

Item no. 1 – Adoption of financial statements

To receive, consider and adopt the financial statements of the Company for the year ended March 31, 2014, including the audited Balance Sheet as at March 31, 2014, the Statement of Profit and Loss for the year ended on that date and the reports of the Board of Directors (the Board) and Auditors thereon.

Item no. 2 – Declaration of dividend

To declare a final dividend of ₹43 per equity share and to confirm the interim dividend of ₹20 per equity share, already paid for the year ended March 31, 2014.

Item no. 3 – Appointment of Director

To appoint a director in place of B. G. Srinivas, who retires by rotation and, being eligible, seeks re-appointment.

Item no. 4 – Appointment of Director

To appoint a director in place of S. Gopalakrishnan, who retires by rotation and, being eligible, seeks re-appointment.

Item no. 5 – Appointment of Auditors

To re-appoint auditors of the Company to hold office from the conclusion of this AGM until the conclusion of the fourth consecutive AGM and to fix their remuneration and to pass the following resolution thereof.

Resolved that, pursuant to the provisions of Section 139 of the Companies Act, 2013 and the Rules made thereunder, and pursuant to the recommendations of the audit committee of the Board of Directors, B S R & Co. LLP, Chartered Accountants (LLP registration No. AAB-8181), be and are hereby re-appointed as the auditors of the Company, to hold office from the conclusion of this AGM to the conclusion of the fourth consecutive AGM (subject to ratification of the appointment by the members at every AGM held after this AGM) and that the Board of Directors be and are hereby authorized to fix such remuneration as may be determined by the audit committee in consultation with the auditors, and that such remuneration may be paid on a progressive billing basis to be agreed upon between the auditors and the Board of Directors.

Special business

Item No. 6 – Appointment of U. B. Pravin Rao as a Director, liable to retire by rotation and also as a Whole-time Director

To consider and if thought fit, to pass with or without modification(s), the following resolution as an ordinary resolution:

Resolved that, pursuant to the provisions of Section 149 of the Companies Act, 2013 and the Rules made thereunder and the Articles of Association of the Company, U. B. Pravin Rao, who was appointed as an Additional Director of the Company by the Board of Directors with effect from January 10, 2014 and who holds office until the date of the AGM, in terms of Section 161 of the Companies Act, 2013, and in respect of whom the Company has received a notice in writing from a member under Section 160 of the Companies Act, 2013 signifying his intention to propose U. B. Pravin Rao as a candidate for the office of a director of the Company, be and is hereby appointed as a director of the Company liable to retire by rotation.

Resolved further that, pursuant to the provisions of Sections 196 and 197, Schedule V and other applicable provisions of the Companies Act, 2013, the approval of the Company be and is hereby accorded for the appointment of U. B. Pravin Rao, as a Whole-time director of the Company for a period of five years, with effect from January 10, 2014, on the terms and conditions as specified in the Statement pursuant to Section 102 (1) of the Companies Act, 2013 annexed to this Notice and on the remuneration, which is as follows:

1. Salary per month: ₹4,48,000/- in the scale of ₹4,45,000/- to ₹8,00,000/-
2. Bonus: Up to a maximum of 20% of the salary, payable at such intervals as may be decided by the Board of Directors.
3. Performance bonus / Variable payout: Payable at such intervals, as may be decided by the Board of Directors.
4. Long-term bonus plan: Entitled to long-term bonus payment, as may be decided by the Board of Directors.
5. Perquisites and allowances:
   a. Housing: Furnished / unfurnished residential accommodation or house rent allowance up to 10% of the salary in lieu thereof. The expenditure incurred by the Company on gas, electricity, water and furnishings, if any, shall be valued as per the Income Tax Rules, 1962.
   b. Medical reimbursement / allowance: Reimbursement of actual expenses for self and family and / or allowance will be paid as decided by the Board of Directors from time to time.
   c. Leave travel concession / allowance: For self and family once in a year, as decided by the Board of Directors from time to time.
   d. Club fees: Fees payable subject to a maximum of two clubs.
   e. Provision for driver / driver's salary allowance: As per the rules of the Company.
   f. Personal accident insurance: As per the rules of the Company.
6. Other benefits:
   a. Earned / privilege leave: As per the rules of the Company.
   b. Company's contribution to Provident Fund and superannuation fund: As per the rules of the Company.
   c. Gratuity: As per the rules of the Company.
   d. Encashment of leave: As per the rules of the Company.
   e. Company car and telephone: Use of the Company's car, chauffeur and telephone at the residence for official purposes, as per the rules of the Company.

Resolved further that, notwithstanding anything herein above stated where in any financial year closing on or after March 31, 2014, during the tenure of U. B. Pravin Rao as a Whole-time director of the Company, the Company incurs a loss or its profits are inadequate, the Company shall pay to U. B. Pravin Rao the above remuneration by way of salary, bonus and other allowances as a minimum remuneration but not exceeding the limits specified under Section II of Part II of Schedule V to the Companies Act, 2013, or such other limits as may be prescribed by the Central Government from time to time as minimum remuneration.

Resolved further that, the Board of Directors be and is hereby authorized to alter and vary the terms and conditions of appointment and / or remuneration, subject to the same not exceeding the limits specified under Section 197, read with Schedule V of the Companies Act, 2013.

Item no. 7 – Appointment of Kiran Mazumdar-Shaw as an Independent Director

To consider and if thought fit, to pass with or without modification(s), the following resolution as an ordinary resolution :

Resolved that, pursuant to Section 149, 152 and other applicable provisions of the Companies Act, 2013 and the Rules made thereunder, read with Schedule IV to the Companies Act, 2013, Kiran Mazumdar-Shaw, who was appointed as an Additional Director of the Company by the Board of Directors with effect from January 10, 2014 and who holds office until the date of the AGM, in terms of Section 161 of the Companies Act, 2013, and in respect of whom the Company has received a notice in writing from a member under Section 160 of the Companies Act, 2013 signifying his intention to propose Kiran Mazumdar-Shaw as a candidate for the office of a director of the Company, be and is hereby appointed as an Independent Director of the Company up to March 31, 2019, not liable to retire by rotation.

Item no. 8 – Appointment of Carol M. Browner as an Independent Director

To consider and if thought fit, to pass with or without modification(s), the following resolution as an ordinary resolution :

Resolved that, pursuant to Section 149, 152 and other applicable provisions of the Companies Act, 2013, and the Rules made thereunder read with Schedule IV to the Companies Act, 2013, Carol M. Browner, who was appointed as an Additional Director of the Company by the Board of Directors with effect from April 29, 2014 and who holds office until the date of the AGM, in terms of Section 161 of the Companies Act, 2013, and in respect of whom the Company has received a notice in writing from a member under Section 160 of the Companies Act, 2013 signifying his intention to propose Carol M. Browner as a candidate for the office of director of the Company, be and is hereby appointed as an Independent Director of the Company up to April 28, 2019, not liable to retire by rotation.

Item no. 9 – Appointment of Ravi Venkatesan as an Independent Director

To consider and if thought fit, to pass with or without modification(s), the following resolution as an ordinary resolution :

Resolved that, pursuant to the provisions of Sections 149, 152 and other applicable provisions of the Companies Act, 2013, and the Rules made thereunder read with Schedule IV to the Companies Act, 2013, Ravi Venkatesan, Director of the Company who retires by rotation at the AGM and in respect of whom the Company has received a notice in writing from a member under Section 160 of the Companies Act, 2013 signifying his intention to propose Ravi Venkatesan as a candidate for the office of director of the Company, be and is hereby appointed as an Independent Director of the Company to hold office up to March 31, 2019, not liable to retire by rotation.

Item no. 10 – Contract to sell, lease, transfer, assign or otherwise dispose of the whole or part of the 'Products, Platforms and Solutions (PPS)' business and undertaking of the Company to Edgeverve Systems Limited

To consider and if thought fit, to pass with or without modification(s), the following resolution as a special resolution :

Resolved that, pursuant to Section 188 and other applicable provisions of the Companies Act, 2013, and the Rules made thereunder, and subject to such other approvals, consents, permissions and sanctions of any authorities as may be necessary, consent of the Company be and is hereby accorded to the Board of Directors to enter into a contract to sell, lease, transfer, assign or otherwise dispose of the whole or part of the 'Products, Platforms and Solutions (PPS)' business and undertaking (including rights and properties related thereto, excluding Finacle) of the Company to Edgeverve Systems Limited, a wholly-owned subsidiary of the Company, with effect from July 1, 2014 or such other date as may be decided by the Board of Directors, for an estimated consideration of up to US $80 million (approximately ₹480 crore) to be discharged in a manner and on such terms and conditions as may be mutually agreed upon between the Board of Directors of the Company and Edgeverve Systems Limited.

Resolved further that the Board of Directors of the Company be and is hereby authorized to do all such acts, matters and things as may be necessary to give effect to the above resolution.

Item no. 11 – Retirement of a Director

To consider and if thought fit, to pass with or without modification(s), the following resolution as an ordinary resolution :

Resolved not to fill for the time being the vacancy caused by the retirement of Ann M. Fudge, Director, who retires by rotation at the AGM and does not seek re-appointment.

Registered office :
Electronics City, Hosur Road
Bangalore 560 100
India

Bangalore
April 30, 2014

by order of the Board of Directors
for Infosys Limited

Parvatheesam K.
Chief Risk & Compliance Officer and Company Secretary

Notes

1. The Statement pursuant to Section 102 (1) of the Companies Act, 2013 with respect to the special business set out in the Notice is annexed.
2. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE AGM IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE IN THE MEETING INSTEAD OF HIMSELF / HERSELF, AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY.
3. The instrument appointing the proxy, duly completed, must be deposited at the Company's registered office not less than 48 hours before the commencement of the meeting. A proxy form for the AGM is enclosed.
4. During the period beginning 24 hours before the time fixed for the commencement of the meeting and ending with the conclusion of the meeting, a member would be entitled to inspect the proxies lodged at any time during the business hours of the Company, provided that not less than three days of notice in writing is given to the Company.
5. Members / proxies should bring the duly filled Attendance Slip enclosed herewith to attend the meeting.
6. The Register of Directors and Key Managerial Personnel and their shareholding, maintained under Section 170 of the Companies Act, 2013, will be available for inspection by the members at the AGM.
7. The Register of Contracts or Arrangements in which Directors are interested, maintained under Section 189 of the Companies Act, 2013, will be available for inspection by the members at the AGM.
8. The Register of Members and Share Transfer Books will remain closed from May 31, 2014 to June 14, 2014 (both days inclusive) for the purpose of payment of the final dividend for the financial year ended March 31, 2014 and the AGM.
9. Subject to the provisions of the Companies Act, 2013, dividend as recommended by the Board of Directors, if declared at the

meeting, will be paid within a period of 30 days from the date of declaration, to those members whose names appear on the Register of Members as on May 30, 2014.

10. Members whose shareholding is in the electronic mode are requested to direct change of address notifications and updates of savings bank account details to their respective Depository Participant(s). Members are encouraged to utilize the Electronic Clearing System (ECS) for receiving dividends.
11. Members are requested to address all correspondence, including dividend matters, to the Registrar and Share Transfer Agents, Karvy Computershare Private Limited, Plot No. 17 to 24, Near Image Hospital, Vittalrao Nagar, Madhapur 414, Hyderabad 500081, India.
12. Members wishing to claim dividends, which remain unclaimed, are requested to correspond with Parvatheesam K., Chief Risk & Compliance Officer and Company Secretary, at the Company's registered office. Members are requested to note that dividends not claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will, as per Section 124 of the Companies Act, 2013 (Section 205A of the erstwhile Companies Act, 1956), be transferred to the Investor Education and Protection Fund.
13. The Company is concerned about the environment and utilizes natural resources in a sustainable way. We request you to update your email address with your Depository Participant to enable us to send you the quarterly reports and other communications via email.
14. Copies of the Annual Report 2014 are being sent by electronic mode only to all the members whose email addresses are registered with the Company / Depository Participant(s) for communication purposes unless any member has requested for a hard copy of the same. For members who have not registered their email addresses, physical copies of the Annual Report 2014 are being sent by the permitted mode.
15. The Notice of the 33rd AGM and instructions for e-voting, along with the Attendance Slip and Proxy Form, is being sent by electronic mode to all members whose email addresses are registered with the Company / Depository Participant(s) unless a member has requested for a hard copy of the same. For members who have not registered their email addresses, physical copies of the aforesaid documents are being sent by the permitted mode.
16. Members may also note that the Notice of the 33rd AGM and the Annual Report 2014 will be available on the Company's website, *www.infosys.com*. The physical copies of the aforesaid documents will also be available at the Company's registered office for inspection during normal business hours on working days. Members who require communication in physical form in addition to e-communication, or have any other queries, may write to us at: *investors@infosys.com*.
17. Additional information pursuant to Clause 49 of the Listing Agreement with the stock exchanges in respect of the Directors seeking appointment / re-appointment at the AGM are furnished and forms a part of the Notice. The Directors have furnished the requisite consents / declarations for their appointment / re-appointment.
18. The Securities and Exchange Board of India (SEBI) has mandated the submission of the Permanent Account Number (PAN) by every participant in the securities market. Members holding shares in electronic form are, therefore, requested to submit their PAN to their Depository Participant(s). Members holding shares in physical form shall submit their PAN details to the Company.
19. All documents referred to in the Notice will be available for inspection at the Company's registered office during normal business hours on working days up to the date of the AGM.

Statement pursuant to Section 102 (1) of the Companies Act, 2013

Item no. 6

The Board, at its meeting held on January 10, 2014, appointed U. B. Pravin Rao as an Additional Director of the Company with effect from January 10, 2014, pursuant to Section 161 of the Companies Act, 2013, read with Article 114 of the Articles of Association of the Company.

Pursuant to the provisions of Section 161 of the Companies Act, 2013, U. B. Pravin Rao will hold office up to the date of the ensuing AGM. The Company has received notice in writing under the provisions of Section 160 of the Companies Act, 2013, from a member along with a deposit of ₹1,00,000/- proposing the candidature of U. B. Pravin Rao for the office of director.

The Company has received from U. B. Pravin Rao (i) consent in writing to act as director in Form DIR-2 pursuant to Rule 8 of Companies (Appointment & Qualification of Directors) Rules 2014, and (ii) intimation in Form DIR-8 in terms of Companies (Appointment & Qualification of Directors) Rules, 2014, to the effect that he is not disqualified under sub-section (2) of Section 164 of the Companies Act, 2013.

Further, the Board at its meeting held on January 10, 2014, also appointed (subject to the approval of members in the general meeting), U. B. Pravin Rao as a Whole-time director of the Company for a period of five years commencing January 10, 2014.

The terms and conditions of his appointment are as follows:

1. Remuneration: As provided in the resolution.
2. Period of appointment: Five years beginning January 10, 2014 and ending on January 9, 2019.
3. The appointment may be terminated by either party by giving six months' notice in writing of such termination or as may be mutually agreed between the parties.
4. U. B. Pravin Rao shall perform such duties as shall from time to time be entrusted to him by the Board of Directors, subject to superintendence, guidance and control of the Board of Directors.

The resolution seeks the approval of the members in terms of Sections 196 and 197 read with Schedule V and other applicable provisions of the Companies Act, 2013, and the Rules made thereunder for the appointment of U. B. Pravin Rao as a Whole-time director for a period of five years commencing January 10, 2014.

No director, key managerial personnel or their relatives, except U. B. Pravin Rao, to whom the resolution relates, is interested or concerned in the resolution.

The Board recommends the resolution set forth in Item no. 6 for the approval of the members.

Item no. 7

The Board, at its meeting held on January 10, 2014, appointed Kiran Mazumdar-Shaw as an Additional Director of the Company with effect from January 10, 2014, pursuant to Section 161 of the Companies Act, 2013, read with Article 114 of the Articles of Association of the Company.

Pursuant to the provisions of Section 161 of the Companies Act, 2013, Kiran Mazumdar-Shaw will hold office up to the date of the ensuing AGM. The Company has received notice in writing under the provisions of Section 160 of the Companies Act, 2013, from a member along with a deposit of ₹1,00,000/- proposing the candidature of Kiran Mazumdar-Shaw for the office of Independent Director, to be appointed as such under the provisions of Section 149 of the Companies Act, 2013.

The Company has received from Kiran Mazumdar-Shaw (i) consent in writing to act as director in Form DIR-2 pursuant to Rule 8 of Companies (Appointment & Qualification of Directors) Rules 2014, (ii) intimation in Form DIR-8 in terms of Companies (Appointment & Qualification of Directors) Rules, 2014, to the effect that she is not disqualified under sub-section (2) of Section 164 of the Companies Act, 2013, and (iii) a declaration to the effect that she meets the criteria of independence as provided in sub-section (6) of Section 149 of the Companies Act, 2013.

The resolution seeks the approval of members for the appointment of Kiran Mazumdar-Shaw as an Independent Director of the Company up to March 31, 2019 pursuant to Section 149 and other applicable provisions of the Companies Act, 2013 and the Rules made thereunder. She is not liable to retire by rotation.

In the opinion of the Board of Directors, Kiran Mazumdar-Shaw, the Independent Director proposed to be appointed, fulfils the conditions specified in the Companies Act, 2013 and the Rules made thereunder and she is independent of the Management. A copy of the draft letter for the appointment of Kiran Mazumdar-Shaw as an Independent Director setting out the terms and conditions is available for inspection without any fee by the members at the Company's registered office during normal business hours on working days up to the date of the AGM.

No director, key managerial personnel or their relatives, except Kiran Mazumdar-Shaw, to whom the resolution relates, is interested or concerned in the resolution.

The Board recommends the resolution set forth in Item no. 7 for the approval of the members.

Item no. 8

Carol M. Browner was appointed as an Additional Director by the Board with effect from April 29, 2014, pursuant to Section 161 of the Companies Act, 2013, read with Article 114 of the Articles of Association of the Company.

Pursuant to the provisions of Section 161 of the Companies Act, 2013, Carol M. Browner will hold office up to the date of the ensuing AGM. The Company has received notice in writing under the provisions of Section 160 of the Companies Act, 2013, from a member along with a deposit of ₹1,00,000/- proposing the candidature of Carol M. Browner for the office of Independent Director, to be appointed as such under the provisions of Section 149 of the Companies Act, 2013.

The Company has received from Carol M. Browner (i) consent in writing to act as director in Form DIR-2 pursuant to Rule 8 of Companies (Appointment & Qualification of Directors) Rules 2014, (ii) intimation in Form DIR-8 in terms of Companies (Appointment & Qualification of Directors) Rules, 2014, to the effect that she is not disqualified under sub-section (2) of Section 164 of the Companies Act, 2013, and (iii) a declaration to the effect that she meets the criteria of independence as provided in sub-section (6) of Section 149 of the Companies Act, 2013.

The resolution seeks the approval of members for the appointment of Carol M. Browner as an Independent Director of the Company up to April 28, 2019 pursuant to Section 149 and other applicable provisions of the Companies Act, 2013 and the Rules made thereunder. She is not liable to retire by rotation.

In the opinion of the Board of Directors, Carol M. Browner, the Independent Director proposed to be appointed, fulfils the conditions specified in the Act and the Rules made thereunder and she is independent of the Management. A copy of the draft letter for the appointment of Carol M. Browner as an Independent Director setting out the terms and conditions is available for inspection without any fee by the members at the Company's registered office during normal business hours on working days up to the date of the AGM.

No director, key managerial personnel or their relatives, except Carol M. Browner, to whom the resolution relates, is interested or concerned in the resolution.

The Board recommends the resolution set forth in Item no. 8 for the approval of the members.

Item no. 9

Ravi Venkatesan is a Non-Executive (Independent) Director of the Company. He joined the Board of Directors in April 2011. Ravi Venkatesan retires by rotation at the ensuing AGM under the provisions of the erstwhile Companies Act, 1956. In terms of Section 149 and any other applicable provisions of the Companies Act, 2013, Ravi Venkatesan being eligible and seeking re-appointment, is proposed to be appointed as an Independent Director for a term of five years.

The Company has received notice in writing under the provisions of Section 160 of the Companies Act, 2013, from a member along with a deposit of ₹1,00,000/- proposing the candidature of Ravi Venkatesan for the office of Independent Director, to be appointed as such under the provisions of Section 149 of the Companies Act, 2013.

The Company has received from Ravi Venkatesan (i) consent in writing to act as director in Form DIR-2 pursuant to Rule 8 of Companies (Appointment & Qualification of Directors) Rules 2014, (ii) intimation in Form DIR-8 in terms of Companies (Appointment & Qualification of Directors) Rules, 2014, to the effect that he is not disqualified under sub-section (2) of Section 164 of the Companies Act, 2013, and (iii) a declaration to the effect that he meets the criteria of independence as provided in sub-section (6) of Section 149 of the Companies Act, 2013.

The resolution seeks the approval of members for the appointment of Ravi Venkatesan as an Independent Director of the Company up to March 31, 2019 pursuant to Section 149 and other applicable provisions of the Companies Act, 2013 and the Rules made thereunder. He is not liable to retire by rotation.

In the opinion of the Board of Directors, Ravi Venkatesan, the Independent Director proposed to be appointed, fulfils the conditions specified in the Act and the Rules made thereunder and he is independent of the Management. A copy of the draft letter for the appointment of Ravi Venkatesan as an Independent Director setting out the terms and conditions is available for inspection without any fee by the members at the Company's registered office during normal business hours on working days up to the date of the AGM.

The Board considers that his continued association would be of immense benefit to the Company and it is desirable to continue to avail the services of Ravi Venkatesan as an Independent Director.

No director, key managerial personnel or their relatives, except Ravi Venkatesan, to whom the resolution relates, is interested or concerned in the resolution.

The Board recommends the resolution set forth in Item no. 9 for the approval of the members.

Item no. 10

The Company has been developing the Edge suite of products and hosting business platforms and has received client encouragement and our offerings have been validated by market analysts. The Company proposes to refine this strategic initiative by (i) developing differentiated intellectual assets by leveraging the best engineering talent and technology infrastructure, and (ii) intensifying market development with a committed global sales force. To meet this strategic initiative, the Company established a wholly-owned subsidiary, Edgeverve Systems Limited (Edgeverve) with a product / platform startup-like operating environment, implemented through its system integration partners, including Infosys Limited.

Edgeverve, is a 'related party' within the meaning of Section 2 (76) of the Companies Act, 2013, and thus the transaction requires the approval of members by a special resolution under Section 188 of the Companies Act, 2013.

The particulars of the transaction pursuant to para 3 of Explanation (1) to Rule 15 of Companies (Meeting of Board and its Powers) Rules, 2014 are as under:

1. Name of the related party: Edgeverve Systems Limited
2. Name of the director or key managerial personnel who is related: Narayana Murthy
3. Nature of relationship: Edgeverve Systems Limited is a wholly-owned subsidiary of Infosys Limited and Narayana Murthy is a common board member.
4. Monetary value: Estimated consideration of up to US $80 million (approximately ₹480 crore)
5. Nature, material terms and particulars of the arrangement:

Contract	Purpose
Business Transfer Agreement (BTA) between Infosys Limited and Edgeverve	Transfer of the PPS business and undertaking (including rights and properties related thereto, excluding Finacle) of the Company to Edgeverve.
Inter-company Agreement between Edgeverve and the respective Infosys entity including the parent (i.e. Infosys Limited).	To cover the following areas: a. Post closure of the BTA, Edgeverve (licensor) will license Intellectual Property (IP) to Infosys or its subsidiary (licensee), and such licensee may sub-license the IP to end-clients, to the extent such licensee is priming the deal with the end-client. b. Edgeverve shall provide Annual Maintenance Contract (AMC) directly to the end-client or the licensee, who shall prime the AMC with the end-client.
Lease Agreement	To cover the lease of identified property between Edgeverve and Infosys Limited.
Novation	To novate client contracts in favor of Edgeverve.

Note: All the above agreements form part of a single contract / arrangement.

6. Any other information relevant or important for the members to make a decision on the proposed transaction: None.

No director, key managerial personnel or their relatives, except Narayana Murthy, to whom the resolution relates, is interested or concerned in the resolution.

The Board recommends the resolution set forth in Item no. 10 for the approval of the members as a special resolution.

Item no. 11

Ann M. Fudge is a Non-Executive (Independent) Director of the Company. She joined the Board of Directors of the Company in June 2011. Ann M. Fudge retires by rotation at the ensuing AGM under the erstwhile applicable provisions of the Companies Act, 1956, and does not seek re-appointment owing to her busy schedule and commitments on other overseas boards. Accordingly, Ann M. Fudge retires at this AGM and the Board has decided not to fill, for the time being, the vacancy caused due to her retirement.

No director, key managerial personnel or their relatives, is interested or concerned in the resolution.

The Board recommends the resolution set forth in Item no. 11 for approval of the members.

Registered office:
Electronics City, Hosur Road
Bangalore 560 100
India

Bangalore
April 30, 2014

by order of the Board of Directors
for Infosys Limited

Parvatheesam K.
Chief Risk & Compliance Officer and Company Secretary

Additional information on directors recommended for appointment / re-appointment as required under Clause 49 of the Listing Agreement



B. G. Srinivas

B. G. Srinivas is a President at Infosys Limited, and heads a portfolio that includes Financial Services, Insurance, Manufacturing, Engineering Services, Energy and Communications, Infosys Public Services, Strategic Global Sourcing, and Marketing and Alliances.

B. G. Srinivas joined Infosys in 1999, and has been pivotal in setting up the Enterprise Solutions unit, pioneering the Global Delivery Model for high value-added services like consulting-led package implementation. This unit went on to become the Company's largest horizontal unit, contributing up to 21% of the revenues.

In 2004, his responsibility expanded to focus on the key strategic requirement of diversifying beyond North America as he was chosen to lead the European business. As the head of the Europe business, he devised and implemented a growth strategy for a complex market that led to a revenue growth of 55% in four years. He has also been the head of units such as Manufacturing and Engineering and Financial Services and Insurance. B. G. Srinivas's management approach has been exemplary and his track record includes driving the units under him to develop innovative services and expand significantly.

B. G. Srinivas has been on the panel of judges for the European Business Awards for three consecutive years. His views on globalization, talent management and sustainability have positioned him as a global thought leader. He is a frequent speaker at academic institutions such as the London Business School, INSEAD, and Saïd Business School at the University of Oxford.

Prior to joining Infosys, B. G. Srinivas spent 14 years at ABB, where he held several leadership positions.

B. G. Srinivas holds a degree in Mechanical Engineering from Bangalore University, India, and has participated in executive programs at the Wharton Business School, U.S., and the Indian Institute of Management, Ahmedabad (IIM-A), India.

Companies (other than Infosys Limited) in which B. G. Srinivas holds directorship and committee membership

Directorship

Infosys Technologies Australia Pty. Limited
Infosys Technologies (Sweden) AB

Chairperson of Board committees

None

Member of Board committees

None

Shareholding in the Company

B. G. Srinivas holds 60,015 equity shares of the Company.



S. Gopalakrishnan

S. Gopalakrishnan, along with Narayana Murthy and five others, founded Infosys in 1981. S. Gopalakrishnan served as Director (Technical) in the new company and his initial responsibilities included the management of design, development, implementation, and support of information systems for clients in the consumer products industry in the U.S.

Between 1987 and 1994, S. Gopalakrishnan served as the Vice President, Technical Operations of KSA-Infosys, a joint venture between Infosys and KSA located in Atlanta, U.S. In 1994, he returned to India and was appointed Deputy Managing Director of Infosys.

Before becoming the Chief Executive Officer and Managing Director in July 2007, S. Gopalakrishnan served as the Company's Chief Operating Officer, President, and Joint Managing Director, responsible for customer services, technology, investments, and acquisitions. He served as the Executive Co-Chairman of the Board between August 2011 and May 2013, and was re-designated as the Executive Vice Chairman effective June 1, 2013, holding additional responsibility for Infosys BPO and Finacle. He is also a trustee of the Infosys Science Foundation.

Recognized as a global thought leader in business and technology, S. Gopalakrishnan was voted the top CEO (IT Services category) in *Institutional Investor*'s inaugural ranking of Asia's Top Executives. He is a recipient of the Padma Bhushan, the third highest civilian honor of India. He has also represented Infosys and India in international forums. S. Gopalakrishnan was appointed Chairman of the Business Action for Sustainable Development 2012, and a member of the reconstituted United Nations Global Compact Board for three years.

S. Gopalakrishnan is the immediate past President of the Confederation of Indian Industry (CII) National Council, and a member of the Board of Governors of the Indian Institute of Management, Bangalore, and the Indian Institute of Technology, Madras (IIT-Madras). He is also the Chairman of the International Institute of Information Technology, Bangalore, and a member of the Association for Computing Machinery, Institute of Electrical and Electronics Engineers (IEEE), and IEEE Computer Society.

S. Gopalakrishnan holds Master's degrees in Physics and Computer Science from IIT-Madras.

Companies (other than Infosys Limited) in which S. Gopalakrishnan holds directorship and committee membership

Directorship

Infosys BPO Limited

Chairperson of Board committees

Infosys BPO Limited
Share allotment committee
Investment committee
Corporate social responsibility committee

Member of Board committees

Infosys BPO Limited
Audit committee
Nomination and remuneration committee

Shareholding in the Company

S. Gopalakrishnan holds 66,56,726 equity shares of the Company.



U. B. Pravin Rao

U. B. Pravin Rao has spent over 25 years with Infosys and has taken on many challenging roles and responsibilities. He was appointed President in January, 2014 and is responsible for driving growth and differentiation across a portfolio that includes Retail, Consumer Packaged Goods and Logistics, Life Sciences, Resources and Utilities, Cloud and Mobility, Quality and Productivity, Services, Growth Markets, and Infosys Labs. In addition, he is responsible for Global Delivery and Service Innovation. U. B. Pravin Rao also heads the Infosys Leadership Institute (ILI). ILI is responsible for the selection, development, research, and succession of senior and high-potential leaders.

In his long career with Infosys since joining in 1986, he has held a number of senior leadership roles such as Head of Infrastructure Management Services, Delivery Head for Europe, and Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences.

U. B. Pravin Rao holds a Bachelor's degree in Electrical Engineering from Bangalore University, India.

Companies (other than Infosys Limited) in which U. B. Pravin Rao holds directorship and committee membership

Directorship

Infosys Technologies Australia Pty. Limited
Lodestone Holding AG

Chairperson of Board committees

None

Member of Board committees

Lodestone Holding AG
Audit committee

Shareholding in the Company

U. B. Pravin Rao holds 1,38,880 equity shares of the Company.



Kiran Mazumdar-Shaw

Kiran Mazumdar-Shaw is the Chairman and Managing Director of Biocon Limited, a biotechnology company based in Bangalore, India. Her pioneering efforts in biotechnology have drawn global recognition for both the Indian industry and Biocon.

Kiran Mazumdar-Shaw is highly respected in the corporate world and has been named among *TIME*'s 100 most influential people in the world. Recently, *The Economic Times* placed her at India Inc.'s top 10 most powerful women CEOs for 2012. She was also ranked 80th among the world's 100 most powerful women of 2012 by *Forbes*.

Kiran Mazumdar-Shaw has received several prestigious awards including the Nikkei Asia Prize (2009) for Regional Growth, Express Pharmaceutical Leadership Summit Award (2009) for Dynamic Entrepreneur, Ernst & Young's Entrepreneur of the Year Award for Life Sciences & Healthcare (2002), the 'Technology Pioneer' recognition by the World Economic Forum, the Indian Chamber of Commerce Lifetime Achievement Award, and the 'Business Woman of the Year' award from the Indian Business Leadership Award committee.

She received an honorary Doctorate of Science in 2004 from her alma mater, Ballarat University, in recognition of her contributions to biotechnology, apart from the honorary doctorates she received from the University of Abertay, Dundee, U.K. (2007), University of Glasgow, U.K. (2008), and the Heriot-Watt University, Edinburgh, U.K. (2008). She has also received several more honorary doctorates in recognition of her contributions to the field of biotechnology.

Kiran Mazumdar-Shaw holds a Bachelor's degree in Zoology from Bangalore University, India, and is a qualified Master Brewer from Ballarat University, Australia. She is also a part of the Prime Minister's Council on Trade and Industry in India and the US-India CEO Forum.

Companies (other than Infosys Limited) in which Kiran Mazumdar-Shaw holds directorship and committee membership

Directorship

Biocon Limited
Syngene International Limited
Clinigene International Limited
Biocon Research Limited
Biocon Sdn. Bhd.
Glentec International
Biocon SA
Glenloch Properties Private Limited
Narayana Institute for Advanced Research Private Limited
United Breweries Limited
Narayana Hrudayalaya Private Limited

Chairperson of Board committees

None

Member of Board committees

Biocon Limited
Investor grievance committee
Corporate social responsibility committee
Share transfer committee

Syngene International Limited
Share transfer committee
Corporate social responsibility committee

United Breweries
Amalgamation committee
Borrowing committee

Shareholding in the Company

Kiran Mazumdar-Shaw holds 200 equity shares of the Company.



Carol M. Browner

Carol M. Browner is an American lawyer, environmentalist and businesswoman, who served as the director of the White House Office of Energy and Climate Change Policy in the Obama administration from 2009 to 2011. Before this, she had served as Administrator of the Environmental Protection Agency (EPA) during the Clinton administration from 1993 to 2001.

Carol M. Browner grew up in Florida and graduated from the University of Florida. After working for the Florida House of Representatives, she was employed by Citizen Action in Washington DC. She became a legislative assistant for Senators Lawton Chiles and Al Gore. Carol M. Browner then headed the Florida Department of Environmental Regulation from 1991 to 1993, turning it into one of the most active departments in the state government.

Carol M. Browner has been the longest-serving administrator in the history of the EPA, staying through both terms of the Clinton presidency. During her tenure, she reorganized the agency's enforcement structure and oversaw two new programs designed to create flexible partnerships with industry as an alternative to traditional regulation. She started a successful program to deal with contaminated lands in urban areas. She also took the lead within the administration in defending existing environmental laws and budgets, and was the driving force behind a stringent tightening of air quality standards.

Carol M. Browner became a founding member of the Albright Group and Albright Capital Management. She has also served on a number of boards and committees dealing with environmental issues covering a wide range of critical environmental problems.

Carol M. Browner has a degree in law from the University of Florida, College of Law.

Companies (other than Infosys Limited) in which Carol M. Browner holds directorship and committee membership

Directorship

Bunge Limited
The Spectrum Solutions Company

Chairperson of Board committees

None

Member of Board committees

Bunge Limited
Audit committee
Governance committee

Shareholding in the Company

Carol M. Browner does not hold any equity shares of the Company.



Ravi Venkatesan

Ravi Venkatesan is the former Chairman of Microsoft India and currently a Venture Partner at Unitus Seed Fund which, invests in early stage social enterprises. He is also the founder and Chairman of Social Venture Partners India, a network of engaged philanthropists addressing social problems through venture philanthropy. Ravi Venkatesan is a director on the board of AB Volvo and the author of an acclaimed book '*Conquering the Chaos: Win in India, Win Everywhere*' published by *Harvard Business Review*. He advises many global companies on their emerging market strategies.

As Chairman of Microsoft India between 2004 and 2011, Ravi Venkatesan helped build India into Microsoft's second-largest presence in the world and one of its fastest growing markets. Microsoft India was consistently rated as one of the country's most respected companies, amongst the most admired brands, and one of India's best employers. Ravi Venkatesan was instrumental in creating Microsoft India's Project Shiksha, a computer literacy program which has so far trained over 35 million school children in India. In 2011, Ravi Venkatesan was voted India's Most Influential Multinational Company CEO in the annual survey conducted by *The Economic Times*.

Prior to joining Microsoft, as the Chairman of the publicly listed Cummins India, Ravi Venkatesan led its transformation into the country's leading provider of power solutions and automotive engines. He helped establish the Cummins College of Engineering, India's first engineering college for women, in Pune.

Ravi Venkatesan has a BS in engineering from the Institute of Technology, Bombay (IIT-Bombay), an MS from Purdue University, and a MBA from Harvard Business School where he was a Baker Scholar. He is a recipient of the IIT-Bombay's Distinguished Alumnus Award and Purdue University's Distinguished Engineering Alumnus Award. He was recently voted as one of India's best management thinkers by *Thinkers50*.

Companies (other than Infosys Limited) in which Ravi Venkatesan holds directorship and committee membership

Directorship

AB Volvo

Chairperson of Board committees

None

Member of Board committees

None

Shareholding in the Company

Ravi Venkatesan does not hold any equity shares of the Company.

Attendance record of the directors seeking appointment / re-appointment

Directors	Number of meetings	
	held	attended
B. G. Srinivas	7	6
S. Gopalakrishnan	7	7
U. B. Pravin Rao (1)	7	1
Kiran Mazumdar-Shaw (1)	7	0
Carol M. Browner (2)	–	–
Ravi Venkatesan	7	7

(1) *Appointed as an additional director of the Company with effect from January 10, 2014.*
(2) *Appointed as an additional director of the Company with effect from April 29, 2014.*

Disclosure in terms of Clause 49 (IV) (G) (ia) of the Listing Agreement

There are no inter-se relationships between the Board members.

Instructions for e-voting

The complete details of the instructions for e-voting is annexed to this Notice.